Exhibit (d)(27)

Schedule A

amended as of December 1, 2013 to the

Sub-Advisory Agreement

dated October 21, 2013 between

AdvisorShares Investments, LLC

and

The Elements Financial Group, LLC

ADVISORSHARES TRUST

AdvisorShares YieldPro ETF

AdvisorShares EquityPro ETF

Agreed and Accepted:

AdvisorShares Investments, LLC	The Elements Financial Group, LLC

By:	By:

/s/Dan Ahrens	/s/Nick Scalzo
Name:	Name:

Dan Ahrens	Nick Scalzo
Title:	Title:

Managing Director	Managing Member